Exhibit 3.2

AMENDMENT NO. 1 TO AMENDED AND RESTATED BYLAWS

OF

TP FLEXIBLE INCOME FUND, INC.

Pursuant to ARTICLE XV of the Amended and Restated Bylaws (the “Bylaws”) of TP Flexible Income Fund, Inc., a Maryland corporation (formerly known as Triton Pacific Investment Corporation, Inc.) (the “Corporation”), the Bylaws of the Corporation have been amended as follows:

1.	The title of the Bylaws and Section 1.1 are hereby amended to reflect the new name of the Corporation, TP Flexible Income Fund, Inc.

2.	Article VIII of the Bylaws is hereby amended and restated to read as follows:

“ARTICLE VIII

ACCOUNTING YEAR

The fiscal year of the Corporation shall end on June 30 of each fiscal year, and may thereafter be changed by duly adopted resolution of the Board from time to time.”